[Kilroy Realty Corporation letterhead]

July 23, 2010

VIA EDGAR AND FEDEX

Kevin Woody, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kilroy Realty Corporation
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed February 11, 2010
Form 10-Q for Quarterly Period Ended
March 31, 2010
Filed April 30, 2010
Amended Form 8-K
Filed June 11, 2010
File No. 001-12675

Dear Mr. Woody:

Pursuant to the Staff’s letter dated July 9, 2010 to Kilroy Realty Corporation (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, the Company’s Form 10-Q for the quarterly period ended March 31, 2010 and the Company’s Amendment No. 1 to Form 8-K filed on June 11, 2010, and in follow up to the letter from Latham & Watkins LLP dated July 20, 2010, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving the Staff’s further correspondence and comment with respect to this letter and the related filing at the Staff’s earliest convenience.

Respectfully submitted,

/s/ Heidi R. Roth
Heidi R. Roth Senior Vice President and Controller Kilroy Realty Corporation

cc:	J. Scott Hodgkins, Esq.